

August 17, 2010

Francis W. McDonnell
Senior Vice President and Chief Financial Officer
The Navigators Group, Inc.
6 International Drive
Rye Brook, New York 10573

> **Re: The Navigators Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Schedule 14A Filed April 14, 2010**
> **File No. 000-15886**

Dear Mr. McDonnell:

We have reviewed your supplemental response dated July 30, 2010 to our comment letter dated July 2, 2010 and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any information you provide in response to this comment, we may have additional comments.

Schedule 14A Filed April 14, 2010

Compensation Discussion and Analysis, page 10
Annual Incentive Program, page 13

1. We note your response to Comment 3. Please revise your proposed disclosure to be included in your 2011 proxy statement to provide the following information:
    - The specific divisional performance components for each of the five primary lines of business for which Mr. Hennessy is responsible;
    - The specific performance targets for each of Mr. Hennessy's five primary business lines; and
    - A discussion of how the combined results of the business lines are calculated and assessed to determine the level of achievement for the divisional performance component of Mr. Hennessy's annual incentive compensation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Bryan Pitko at (202) 551-3203 or Suzanne Hayes at (202) 551-3675 with any questions. In this regard, please also feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director